1 Hershey Dr.

Smiths Falls, ON

K7A0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.115

CANOPY GROWTH COMPLETES GENETICS TRANSFER TO SPAIN AND PROVIDES UPDATE ON SPANISH OPERATIONS AND PARTNERSHIP

MARCH 19, 2018

SMITHS FALLS, ON & MADRID – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or “the Company”) is pleased to confirm that it has successfully completed a transfer of 1,500 cannabis clones to its Madrid-based partner, Alcaliber SA (“Alcaliber”), completing the first phase of a partnership entered into by both parties (the “Parties”) as announced on September 11, 2017.

Canopy Growth and Alcaliber enjoy a very strong and committed partnership which will continue to see Alcaliber producing cannabis genetics supplied by Canopy Growth subsidiaries for commercialization purposes.

Canopy Growth also wishes to clarify that, contrary to certain speculation, the Company is not seeking to acquire Alcaliber’s alkaloid business.

“Our view of the European continent mirrors our Canadian expansion strategy,” said Bruce Linton, Chairman and CEO, Canopy Growth. “We’re diversifying our production capabilities on the continent in anticipation of rapid European market expansion. In addition to a large licenced production footprint in Odense, Denmark we are working closely with our partner Alcaliber to capture market share by scaling supply.”

The successful transfer marks the third continent with Canopy Growth genetics growing in soil today.

Here’s to Future Growth (not just export) in Europe, and beyond.

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 1 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.